September 9,
2020

Scott R. Anderson, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, IL 60603

               Re:     SmartTrust 501
                       File Nos. 333-244286 and 811-21429

Dear Mr. Anderson:

       On August 11, 2020, you filed a registration statement on Form S-6 for SmartTrust 501
(Merrill Cyber Security Opportunities Trust, Series 1) (the    Trust   ), a
unit investment trust. We
have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS (PART A)

Investment Summary     Principal Investment Strategy (Page A-3)

1. The first sentence of this section states that the Trust seeks to provide a portfolio of companies that represent the top cyber security stock picks in a report published by BofA Global
   Research on June 1, 2020. Please consider (i) replacing    BofA    with
Bank of America    and
   (ii) disclosing that the Trust will invest in equity securities of the companies. Please also
   disclose the significance of the word    Merrill    in the Trust   s name.

2. Please disclose a policy to invest at least 80% of the Trust   s assets in
cyber security
   investments. See Rule 35d-1(a)(2)(i) under the Investment Company Act of 1940. Also,
   please define what    cyber security investments    means for purposes of
the 80% investment
   policy, including the specific criteria used to determine that an investment is a cyber security investment (e.g., issuers that derive at least half of revenues or devote at least half of assets to cyber security products and services).

3. Please disclose the criteria and process used by BofA Global Research to
select the    top cyber
   security picks   . Also, please disclose any corresponding principal risks
associated with the
   selection criteria and process used by BofA Global Research (e.g., that top cyber security stock picks may not perform as expected) in the Principal Risk Considerations section.
 Scott R. Anderson, Esq.
September 9, 2020
Page 2

4. Please disclose the market capitalization policy used to select equity securities included in the
   Trust   s portfolio.

Investment Summary     Principal Risk Considerations (Pages A-3     A-4)

5. The last risk factor on page A-3 states that the portfolio is considered to be concentrated in securities issued by companies in the information technology sector. Please also disclose the
   Trust   s concentration policy in the Principal Investment Strategy section.

6. The second to last risk factor on page A-4 describes the risks of investing in foreign issuers, which may include companies located in emerging markets. Please also disclose that the Trust invests in these types of issuers in the Principal Investment Strategy section. In addition, please consider enhancing the disclosure of emerging market risks, particularly the risks related to the quality and availability of financial information of emerging market issuers. See
   Public Statement, Emerging Market Investments Entail Significant Disclosure, Financial
   Reporting and Other Risks; Remedies are Limited (April 21, 2020) at text following note 25 at htt
ps://www.sec.gov/news/public-statement/emerging-market-investments-disclosure-
   reporting.

GENERAL COMMENTS

7. Please advise us whether you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.

8. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-
   effective amendments.

9. Responses to this letter should be set forth in the form of a response letter as well as in a pre-
   effective amendment filed pursuant to Rule 472 under the Securities Act of 1933. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

                                      *******
        In closing, we remind you that, since the Trust and its sponsor are in possession of all facts
relating to the Trust   s disclosure, the Trust and its sponsor are responsible
for the accuracy and
adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Scott R. Anderson, Esq.
September 9, 2020
Page 3

        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-6782.
                                                            Sincerely,

                                                            /s/ Anu Dubey

                                                            Anu Dubey
                                                            Senior Counsel
cc:    Michael Spratt
       Michael Shaffer